                       SECURITIES AND EXCHANGE COMMISSION
                          Washington, D. C. 20549-1004



                                    Form 11-K



                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                   For the fiscal year ended December 31, 1997

                          Commission file number 1-7479
                                                 ------

                              BAY STATE GAS COMPANY
                                SAVINGS PLAN FOR
                               OPERATING EMPLOYEES
                            ------------------------
                            (Full title of the plan)


                              BAY STATE GAS COMPANY
                               300 Friberg Parkway
                      Westborough, Massachusetts 01581-5039
                  ---------------------------------------------
                  (Name and address of issuer of the securities
                           held pursuant to the plan)

                       Index                                      Page No.
                       -----                                      --------

(a)  Signatures:                                                    3

(b)  Financial Statements:

      Independent Auditors' Report                                  4

      Statements of Net Assets Available for
         Plan Benefits of December 31, 1997 and 1996                5

      Statements of Changes in Net Assets Available
         for Plan Benefits for the years ended December 31,
         1997, 1996 and 1995                                        6-8

      Notes to Financial Statements                                 9-16

      Schedule I: Item 27a - Schedule of Assets
         Held for Investment Purposes                               17

      Schedule II: Item 27d - Schedule of Reportable
         Transactions - Year Ended December 31, 1997                18

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee administering the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                           BAY STATE GAS COMPANY
                                           BENEFITS COMMITTEE



                                           By /s/ Charles H. Tenney, III
                                              --------------------------------
                                              Charles H. Tenney, III
                                              Chairman


                                           By /s/ Thomas W. Sherman
                                              --------------------------------
                                              Thomas W. Sherman
                                              Committee Member


                                           By /s/ William D. MacGillivray
                                              --------------------------------
                                              William D. MacGillivray
                                              Committee Member


                                           By /s/ Elizabeth A. Foley
                                              --------------------------------
                                              Elizabeth A. Foley
                                              Committee Member


Date: June 30, 1998

                          INDEPENDENT AUDITORS' REPORT

The Benefits Committee
Bay State Gas Company

We have audited the accompanying statements of Net Assets Available for Plan Benefits of the Bay State Gas Company Savings Plan for Operating Employees as of December 31, 1997 and 1996, and the related statements of Changes in Net Assets Available for Plan Benefits for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Net Assets Available for Plan Benefits of the Bay State Gas Company Savings Plan for Operating Employees at December 31, 1997 and 1996, and the changes in Net Assets Available for Plan Benefits for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information and supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                             KPMG Peat Marwick LLP

Boston, Massachusetts
June 5, 1998

           Bay State Gas Company Savings Plan for Operating Employees
              Statements of Net Assets Available for Plan Benefits
                           December 31, 1997 and 1996



Assets
------
                                                            1997           1996
                                                     -----------    -----------
Investments, at market value (note 4):

   Company Stock Master Trust                        $ 5,778,711    $ 4,552,194
   AIM Constellation Fund                              1,535,362      1,096,304
   Templeton Foreign Fund                              1,909,390      1,579,169
   MasterWorks S&P 500 Stock Fund                      2,365,532      1,264,374
   Life Path Funds:
      LifePath 2000                                       76,523         80,772
      LifePath 2010                                      215,379        143,395
      LifePath 2020                                      231,616        126,801
      LifePath 2030                                      232,839        128,847
      LifePath 2040                                      425,033        154,613

   Stable Value Fund                                   1,788,696      1,614,508

Investments, at cost which approximates fair value:

   Loan Fund                                             756,305        651,503
                                                     -----------    -----------

      Total investments                               15,315,386     11,392,480

Contributions receivable from employees
   and employer                                              704            345
                                                     -----------    -----------

Net Assets Available for Plan Benefits               $15,316,090    $11,392,825
                                                     ===========    ===========



See accompanying notes to financial statements.

                              BAY STATE GAS COMPANY
                  EMPLOYEE SAVINGS PLAN FOR OPERATING EMPLOYEES

 Statement of Changes in Net Assets Available for Plan Benefits, with Fund
                                  Information

                          Year ended December 31, 1997

                                           Plan Interest in         AIM       LifePath     LifePath     LifePath     LifePath
                                            Company Stock      Constellation    2000         2010         2020         2030
                                             Master Trust           Fund        Fund         Fund         Fund         Fund
                                           ----------------------------------------------------------------------------------
Investment income:
   Interest and other investment income       $        -        $  110,262    $      -     $      -     $      -     $      -
Net appreciation
   (depreciation) in fair market
   value of investments                                -            30,420       8,505       24,398       28,580       37,287
Plan interest in Company Stock
    Master Trust investment income             1,550,637                 -           -            -            -            -
                                              -------------------------------------------------------------------------------
     Total investment income                   1,550,637           140,682       8,505       24,398       28,580       37,287

Contributions:
   Employee                                      369,494           288,386      18,806       55,887       51,570       41,633
   Employer                                       66,851            57,015       3,966        7,862        7,145        7,845
                                              -------------------------------------------------------------------------------
     Total contributions                         436,345           345,401      22,772       63,749       58,715       49,478

   Total additions                             1,986,982           486,083      31,277       88,147       87,295       86,765
                                              -------------------------------------------------------------------------------

Benefits Paid                                   (223,821)          (45,847)     (4,538)        (608)        (172)     (30,838)

Administrative Fees (Note 11)                     (1,382)             (655)        (14)         (36)         (98)         (88)

Transfers between funds                         (535,244)             (385)    (30,975)     (15,519)      17,808       48,185
                                              -------------------------------------------------------------------------------

   Net increase (decrease)                     1,226,535           439,196      (4,250)      71,984      104,833      104,024

Net Assets Available for Plan Benefits:
   Beginning of year                           4,552,427         1,096,311      80,773      143,395      126,801      128,854
                                              -------------------------------------------------------------------------------

   End of year                                $5,778,962        $1,535,507    $ 76,523     $215,379     $231,634     $232,878
                                              ===============================================================================

                                              LifePath     Templeton     MasterWorks       Stable
                                                2040        Foreign        S&P 500         Value           Loan
                                                Fund         Fund         Stock Fund        Fund           Fund          Total
                                              -----------------------------------------------------------------------------------
Investment income:
   Interest and other investment income       $      -     $  203,373     $   79,731     $  105,305      $ 63,850     $   562,521
Net appreciation
   (depreciation) in fair market
   value of investments                         50,112        (97,805)       412,027              -             -         493,524
Plan interest in Company Stock
    Master Trust investment income                   -              -              -              -             -       1,550,637
                                              -----------------------------------------------------------------------------------
     Total investment income                    50,112        105,568        491,758        105,305        63,850       2,606,682

Contributions:
   Employee                                     74,067        241,061        287,336        240,837             -       1,669,077
   Employer                                     11,305         48,005         54,040         74,668             -         338,702
                                              -----------------------------------------------------------------------------------
     Total contributions                        85,372        289,066        341,376        315,505             -       2,007,779

   Total additions                             135,484        394,634        833,134        420,810        63,850       4,614,461
                                              -----------------------------------------------------------------------------------

Benefits Paid                                   (1,698)       (99,657)       (61,011)      (172,906)      (45,596)       (686,692)

Administrative Fees (Note 11)                     (170)          (661)          (669)          (731)            -          (4,504)

Transfers between funds                        136,843         35,979        329,753        (72,993)       86,548               -
                                              -----------------------------------------------------------------------------------

   Net increase (decrease)                     270,459        330,295      1,101,207        174,180       104,802       3,923,265

Net Assets Available for Plan Benefits:
   Beginning of year                           154,613      1,579,183      1,264,449      1,614,516       651,503      11,392,825
                                              -----------------------------------------------------------------------------------

   End of year                                $425,072     $1,909,478     $2,365,656     $1,788,696      $756,305     $15,316,090
                                              ===================================================================================

See accompanying notes to financial statements.

                              BAY STATE GAS COMPANY
                  EMPLOYEE SAVINGS PLAN FOR OPERATING EMPLOYEES

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year Ended December 31, 1996

                                          Plan Interest in        AIM        LifePath     LifePath     LifePath     LifePath
                                           Company Stock     Constellation     2000         2010         2020         2030
                                            Master Trust         Fund          Fund         Fund         Fund         Fund
                                          -----------------------------------------------------------------------------------

Investment income:
  Interest                                   $        -       $   36,376      $     -     $      -     $      -     $      -
  Dividends                                           -                -            -            -            -            -

Net appreciation
  in the fair value of investments                    -           72,432      $ 4,096     $ 10,544     $ 10,887     $ 11,003
Plan interest in Company Stock
  Master Trust investment income             $  276,519                -            -            -            -            -
                                             --------------------------------------------------------------------------------
    Total investment income                     276,519          108,808        4,096       10,544       10,887       11,003

Contributions:
  Employee                                      458,335          275,385       24,068       54,538       39,410       39,450
  Employer                                      114,118           55,820        4,986        6,640        7,120        7,749
                                             --------------------------------------------------------------------------------
    Total contributions                         572,453          331,205       29,054       61,178       46,530       47,199

  Total additions                               848,972          440,013       33,150       71,722       57,417       58,202
                                             --------------------------------------------------------------------------------

Benefits Paid                                   (65,826)          (1,838)      (3,021)        (645)      (1,501)        (391)

Administrative Fees                              (1,150)            (345)          (4)         (18)         (58)         (28)

Transfers between funds                        (462,992)         121,005        3,099       13,460        5,904       25,901
                                             --------------------------------------------------------------------------------

  Net increase                                  319,004          558,835       33,224       84,519       61,762       83,684

Net Assets Available for Plan Benefits:
  Beginning of year                           4,233,423          537,476       47,549       58,876       65,039       45,170
                                             --------------------------------------------------------------------------------

  End of year                                $4,552,427       $1,096,311      $80,773     $143,395     $126,801     $128,854
                                             ================================================================================


                                              LifePath     Templeton      MasterWorks       Stable
                                                2040        Foreign         S&P 500         Value          Loan
                                                Fund          Fund        Stock Fund         Fund          Fund          Total
                                              -----------------------------------------------------------------------------------

Investment income:
  Interest                                    $      -     $   62,773      $   38,532     $   86,383     $ 53,173     $   277,237
  Dividends                                          -              -               -              -            -               -

Net appreciation
  in the fair value of investments            $ 15,799        157,640         157,259              -            -         439,660
Plan interest in Company Stock
  Master Trust investment income                     -              -               -              -            -         276,519
                                              -----------------------------------------------------------------------------------
    Total investment income                     15,799        220,413         195,791         86,383       53,173         993,416

Contributions:
  Employee                                      62,923        224,532         202,753        177,911            -       1,559,305
  Employer                                       8,538         50,101          42,964         59,033            -         357,069
                                              -----------------------------------------------------------------------------------
    Total contributions                         71,461        274,633         245,717        236,944            -       1,916,374

  Total additions                               87,260        495,046         441,508        323,327       53,173       2,909,790
                                              -----------------------------------------------------------------------------------

Benefits Paid                                        -        (27,815)         (6,222)       (19,596)     (28,897)       (155,752)

Administrative Fees                                (47)          (402)           (241)          (434)           -          (2,727)

Transfers between funds                         23,964        (17,847)        129,200         14,480      143,826               -
                                              -----------------------------------------------------------------------------------

  Net increase                                 111,177        448,982         564,245        317,777      168,102       2,751,311

Net Assets Available for Plan Benefits:
  Beginning of year                             43,436      1,130,201         700,204      1,296,739      483,401       8,641,514
                                              -----------------------------------------------------------------------------------

  End of year                                 $154,613     $1,579,183      $1,264,449     $1,614,516     $651,503     $11,392,825
                                              ===================================================================================

See accompanying notes to financial statements.

                              BAY STATE GAS COMPANY
                  EMPLOYEE SAVINGS PLAN FOR OPERATING EMPLOYEES

 Statement of Changes in Net Assets Available for Plan Benefits, with Fund
                                  Information

                          Year Ended December 31, 1995

                                                       Templeton   Plan Interest in       AIM       LifePath   LifePath   LifePath
                               Selection      Index      Growth     Company Stock    Constellation    2000       2010       2020
                                  Fund        Fund        Fund       Master Trust         Fund        Fund       Fund       Fund
                              ----------------------------------------------------------------------------------------------------
Investment income:
   Interest                   $    17,609           -  $       50              -        $ 17,129          -          -           -
   Dividends                            -           -           -              -               -          -          -           -

Net appreciation
   (depreciation) in the fair
   value of investments                 -   $  36,104      38,752              -          (3,698)    $ 2,068   $ 2,880     $ 3,906
Plan interest in Company
   Stock Master Trust
   investment income                    -           -           -     $  600,970               -           -         -           -
                              ----------------------------------------------------------------------------------------------------
     Total investment income       17,609      36,104      38,802        600,970          13,431       2,068     2,880       3,906

Contributions:
   Employee                        44,528      18,493      67,254        352,809         160,257      20,527    34,023      24,581
   Employer                        13,871       4,672      16,376         70,160          36,280       3,803     7,701       4,751
                              ----------------------------------------------------------------------------------------------------
     Total contributions           58,399      23,165      83,630        422,969         196,537      24,330    41,724      29,332

   Total additions                 76,008      59,269     122,432      1,023,939         209,968      26,398    44,604      33,238
                              ----------------------------------------------------------------------------------------------------

Benefits Paid                        (278)          -           -        (49,812)         (2,418)          -      (348)          -

Administrative Fees                     -           -           -           (458)           (106)          -        (3)        (16)

Transfers between funds        (1,118,090)   (373,897)   (995,518)     3,259,754         330,032      21,151    14,623      31,817
                              ----------------------------------------------------------------------------------------------------

   Net increase (decrease)     (1,042,360)   (314,628)   (873,086)     4,233,423         537,476      47,549    58,876      65,309

Net Assets Available for
   Plan Benefits:
   Beginning of year            1,042,360     314,628     873,086              -               -           -         -           -
                              ----------------------------------------------------------------------------------------------------

   End of year                          -           -           -     $4,233,423        $537,476     $47,549   $58,876     $65,309
                              ====================================================================================================


                              LifePath  LifePath     Templeton     Stagecoach       Stable        Company
                                2030      2040        Foreign        S&P 500        Value          Stock        Loan
                                Fund      Fund         Fund         Stock Fund       Fund          Fund         Fund       Total
                              -----------------------------------------------------------------------------------------------------
Investment income:
   Interest                         -         -        $68,272      $ 18,905       $  58,317   $        32    $ 29,987   $  210,301
   Dividends                        -         -              -             -               -        47,639           -       47,639

Net appreciation
   (depreciation) in the fair
   value of investments       $ 2,714   $ 3,147         28,247        87,118               -        83,414           -      284,652
Plan interest in Company
   Stock Master Trust
   investment income                -         -              -             -               -             -           -      600,970
                              -----------------------------------------------------------------------------------------------------
     Total investment income    2,714     3,147         96,519       106,023          58,317       131,085      29,987    1,143,562

Contributions:
   Employee                    18,071    22,034        169,213       120,657         198,345       160,994           -    1,411,786
   Employer                     3,939     4,323         39,805        27,995          67,418        36,703           -      337,797
                              -----------------------------------------------------------------------------------------------------
     Total contributions       22,010    26,357        209,018       148,652         265,763       197,697           -    1,749,583

   Total additions             24,724    29,504        305,537       254,675         324,080       328,782      29,987    2,893,145
                              -----------------------------------------------------------------------------------------------------

Benefits Paid                       -         -         (2,466)         (894)        (26,466)       (6,920)     (5,419)     (95,021)

Administrative Fees                (7)      (13)          (159)          (60)           (148)            -           -         (970)

Transfers between funds        20,453    13,945        827,289       446,483         999,273    (3,670,469)    193,154            -
                              -----------------------------------------------------------------------------------------------------

   Net increase (decrease)     45,170    43,436      1,130,201       700,204       1,296,739    (3,348,607)    217,722    2,797,154

Net Assets Available for
   Plan Benefits:
   Beginning of year                -        -               -             -               -     3,348,607     265,679    5,844,360
                              -----------------------------------------------------------------------------------------------------

   End of year                $45,170   $43,436     $1,130,201      $700,204      $1,296,739             -    $483,401   $8,641,514
                              =====================================================================================================

See accompanying notes to financial statements.

                              BAY STATE GAS COMPANY
                      SAVINGS PLAN FOR OPERATING EMPLOYEES
                          Notes to Financial Statements
                        December 31, 1997, 1996 and 1995

1)  DESCRIPTION OF PLAN

        (a)  GENERAL

        The Bay State Gas Company Savings Plan for Operating Employees ("the Plan") is a defined contribution payroll reduction savings plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants should refer to the Plan document for more complete information.

        (b)  ELIGIBILITY

        All employees of the Company and its wholly-owned subsidiaries, Northern Utilities, Inc. and Granite State Gas Transmission, Inc. who are covered by a collective bargaining agreement between the Company and any union that specifically provides for participation in the Plan are eligible for participation. Participation begins in accordance with the terms of contracts negotiated with the various unions representing Company employees. Employees may participate in the Plan until death, retirement, or withdrawal of the entire contributed balance.

2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        (a)  BASIS OF PRESENTATION

        The accompanying financial statements have been prepared on the accrual basis of accounting.

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements. Certain amounts of reported revenues and expenses are also affected by these estimates and assumptions. Actual results could differ from those estimates.

                              BAY STATE GAS COMPANY
                      SAVINGS PLAN FOR OPERATING EMPLOYEES
                          Notes to Financial Statements
                        December 31, 1997, 1996 and 1995


2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        (b)  INVESTMENTS

        Investments in the AIM Constellation Fund, MasterWorks S & P 500 Stock Fund, LifePath Funds, Company Stock Master Trust and the Templeton Foreign Fund are stated at market value. Market values are based on quotations from national securities exchanges for the various investments as of the close of business on the last day of the year.

        Guaranteed Investment Contracts ("GIC's") held by the Stable Value Fund are valued at contract value. Contract value represents contributions made under the contract plus interest at the contract rate. The crediting interest rates are fixed for GICs and averaged 7.18% at December 31, 1997. At December 31, 1997, the fair value of the GICs held by the Stable Value Fund approximates contract value.

        The Barclays Global Investors Income Accumulation Fund, held by the Stable Value Fund, is stated at market value which is based on the fair value of its underlying securities as follows: GICs and synthetic GICs, which are all benefit responsive, are stated at contract value, publicly traded U.S. Government notes and bonds are stated at quoted market value and money market securities are stated at cost which approximates fair value.

        Participant loans are valued at cost, which approximates fair value.

        Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in the fair value of investments includes both realized and unrealized gains and losses.

                              BAY STATE GAS COMPANY
                      SAVINGS PLAN FOR OPERATING EMPLOYEES
                          Notes to Financial Statements
                        December 31, 1997, 1996 and 1995


2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        (c)  PAYMENT OF BENEFITS

        Benefits are recorded when paid.

3)  PLAN ADMINISTRATION

        (a)  ADMINISTRATION

        The Plan is administered by the Bay State Gas Company Benefits Committee ("the Committee"), which is comprised of three or more individuals selected by the Board of Directors of the Company. The Committee carries out the provisions of the Plan, replies to questions, and resolves disputes arising under the Plan. Members of the Committee do not receive compensation for service.

        (b)  EXPENSES

        The plan charges a monthly loan processing fee of $3.50 to participants borrowing from their accounts and a $10 fee for each participant's change of investment instructions in excess of 10 in any calendar year.

4)  INVESTMENTS

        All contributions are remitted to the Plan Trustee for investment in accordance with the instructions of the participants. Participants may allocate their contributions (in 10% multiples) to various investment funds. Allocation percentages, as well as investment options among the investment funds, may be changed daily by the participant.

        The following investment funds are offered to active participants of the Plan.

        COMPANY STOCK MASTER TRUST - Funds are invested in the common stock of Bay State Gas Company.

                              BAY STATE GAS COMPANY
                      SAVINGS PLAN FOR OPERATING EMPLOYEES
                        Notes to the Financial Statements
                        December 31, 1997, 1996 and 1995

4)  INVESTMENTS (CONTINUED)

        AIM CONSTELLATION FUND - Funds are invested principally in common stocks with emphasis on medium-sized and smaller emerging growth companies.

        TEMPLETON FOREIGN FUND - Funds are invested in stocks and debt obligations of companies and governments outside of the United States.

        MASTERWORKS S & P 500 STOCK FUND - Funds are invested in domestic debt and equity securities designed to approximate, as closely as practicable, the capitalization-weighted total rate of return of the S & P 500 Index.

        LIFEPATH FUNDS - Funds are invested in a changing mix of U.S. and international stocks, bonds and money market instruments. The target dates of each fund refers to the year when investors plan to retire or begin to withdraw portions of their investment. Each fund accepts higher risk early on, and adjusts its asset mix to lower-risk investments over time.

        STABLE VALUE FUND - Funds are invested in a combination of GICs and shares of the Barclays Global Investors Income Accumulation Fund. The Barclays Global Investors Income Accumulation Fund is a pooled stable value fund that invests in a variety of fixed-income securities including; GICs, synthetic GICs, publicly traded U.S. Government notes and bonds and money market securities.

        LOAN FUND - Funds are comprised of amounts borrowed by participants from their account balances (see Note 7).

        At December 31, 1997, each of the investment funds had the following number of participants:

        AIM Constellation Fund                       229
        LifePath 2000 Fund                            16
        LifePath 2010 Fund                            48
        LifePath 2020 Fund                            49
        LifePath 2030 Fund                            50
        LifePath 2040  Fund                           65
        Templeton Foreign Fund                       271
        S & P 500 Stock - MasterWorks Fund           266
        Stable Value Fund                            232
        Company Stock Master Trust                   354

                              BAY STATE GAS COMPANY
                      SAVINGS PLAN FOR OPERATING EMPLOYEES
                        Notes to the Financial Statements
                        December 31, 1997, 1996 and 1995

4)  INVESTMENTS (CONTINUED)

        All funds, with the exception of the Loan Fund and the LifePath Funds, represented more than five percent of Net Assets Available for Plan Benefits at December 31, 1997 and 1996.

5)  INTEREST IN BAY STATE GAS COMPANY STOCK MASTER TRUST

        A portion of the Plan's investments are invested in the Company Stock Master Trust (Master Trust) which was established for the investment of assets of the Plan and the Bay State Gas Company Employee Savings Plan. Each plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by Barclays Global Investors. At December 31, 1997 and 1996, the Plan's interest in the net assets of the Master Trust was approximately 31% and 26%, respectively. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan. Contributions and benefit payments to Plan participants directly increase/decrease the assets of the Master Trust allocated to the Plan. The following table presents the fair values of investments for the Master Trust.

                                                     December 31, 1997       December 31, 1996
                                                     -----------------       -----------------

        Bay State Gas Company Stock                     $18,493,079             $17,768,586
                                                        ===========             ===========

        Investment income for the Master Trust is as follows:

                                                        Year ended               Year ended
                                                     -----------------       -----------------
                                                     December 31, 1997       December 31, 1996
                                                     -----------------       -----------------
        Net appreciation in fair value of Bay
         State Gas Company Stock                         $4,470,583              $  304,698
         Interest                                             6,665                   8,279
         Dividends                                          905,878               1,052,116
                                                         ----------              ----------
                                                         $5,383,126              $1,365,093
                                                         ==========              ==========

                              BAY STATE GAS COMPANY
                      SAVINGS PLAN FOR OPERATING EMPLOYEES
                          Notes to Financial Statements
                        December 31, 1997, 1996 and 1995


6)  CONTRIBUTIONS

        (a)  PARTICIPANT CONTRIBUTIONS

        Participants may designate a percentage of their annual compensation to be contributed to the Plan on their behalf by entering into a salary reduction agreement, thereby reducing their compensation by 1% to 15% of their annual eligible compensation. This compensation reduction was limited to a maximum amount of $9,500 per year in 1997. A participant's eligible compensation for any given year consists of straight time wages, including shift differentials, Saturday/Sunday wages, including premiums, compensation paid or accrued. All overtime, bonuses, supplementary compensation payments, deferred compensation, retirement benefits and other forms of nonrecurring compensation are excluded.

        (b)  COMPANY CONTRIBUTIONS

        Company contributions begin on the first day of the next month after completion of a 12-month eligibility period in which the employee is credited with at least 1,000 hours of service during that period. The Company makes contributions to the Plan in accordance with the terms of contracts negotiated with the various unions representing Company employees. For certain employees, the Company makes no contribution. For other employees, the Company makes contributions equal to 2.5% to 3.5% of eligible compensation.

        (c)  VESTING

        Employer and employee contributions vest immediately.

                              BAY STATE GAS COMPANY
                      SAVINGS PLAN FOR OPERATING EMPLOYEES
                        Notes to the Financial Statements
                        December 31, 1997, 1996 and 1995

7)  WITHDRAWALS, BORROWINGS AND DISTRIBUTIONS

        (a)  WITHDRAWALS

        Contributions can be withdrawn in the event of financial hardship or the attainment of 59-1/2 years of age.

        (b)  BORROWINGS

        Participants may borrow from their accounts an amount which, together with any outstanding loans from any other qualified plans of the Company, does not exceed the lesser of (i) one-half of the amounts in all of their accounts or (ii) an amount which, when added to any other amounts borrowed under any other plan, does not exceed $50,000. Applications to borrow must be adequately secured, must be for at least $1,000 and must be repaid at a rate of interest equal to the prime interest rate, as published in THE WALL STREET JOURNAL, at the time the loan is made, plus one percent. This interest rate is applicable for the duration of the loan. Only two loans may be outstanding to a participant at any time and must be repaid within five years.

        (c)  DISTRIBUTIONS

        Distribution of a participant's entire account balance in the Plan will be made upon retirement, termination of employment or death. Distributions will be made to the participant or to the participant's designated beneficiary in either a lump sum payment or in periodic payments over a period not to exceed ten years for a spousal beneficiary or over a period within five years in the case of a non-spousal beneficiary.

        Upon the death of a Plan participant, benefits to the participant's spouse must commence no later than April 1st following the date the participant would have been age 70-1/2. For any other beneficiary, death benefits must commence within one year of the participant's death.

                              BAY STATE GAS COMPANY
                      SAVINGS PLAN FOR OPERATING EMPLOYEES
                        Notes to the Financial Statements
                        December 31, 1997, 1996 and 1995

7)  WITHDRAWALS, BORROWINGS AND DISTRIBUTIONS (CONTINUED)

        (c)  DISTRIBUTIONS (CONTINUED)

        Upon retirement or termination of employment, Plan participants (thereby becoming inactive Plan participants) may elect to receive their share of Net Assets Available for Plan Benefits in a lump sum or in installments over a period not to exceed ten years.

8)  INCOME TAX STATUS

        The Internal Revenue Service has issued a determination letter dated November 19, 1996 that the Plan qualified, in form, under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Code") and, the underlying trust was therefore, exempt from federal income taxes under Section 501(a) of the Code. The Plan is required to operate in accordance with the Code to maintain its tax qualification. In the opinion of the Plan administrator and Plan's tax advisor, the Plan remained qualified under the applicable provisions of the Code.

9)  PLAN TERMINATION

        (a) If the Plan is discontinued, all assets of the Plan must be used for the exclusive benefit of participants of the Plan.

        (b) The Company may terminate the Plan at any time by giving written notice to the Trustee. After termination, the Company will make no further contributions to the Plan.

10)  SUBSEQUENT EVENT

        On May 27, 1998, the shareholders of Bay State Gas Company approved an Agreement and Plan of Merger whereby Bay State Gas Company will be merged into NIPSCO Industries, Inc. Currently, it is not known whether the Plan will continue in existence or be merged into a NIPSCO plan.

11)  RELATED PARTY TRANSACTIONS

        Certain Plan investments are managed by the Trustee of the Plan and therefore quality as party-in-interest. Fees paid by the Plan for the investment management services amounted to $4,504 and $2,727 for the years ended December 31, 1997 and 1996, respectively.

           Bay State Gas Company Savings Plan for Operating Employees

                                                                      Schedule I
                                                                      ----------

                                   Item 27 (a)
                 Schedule of Assets Held for Investment Purposes
                                December 31, 1997

          Identity of Issue                 Description of Investment               Cost         Current Value
          -----------------                 -------------------------           -----------      -------------

* Company Master Trust                  Master Trust; 358,703 units             $ 3,608,294       $ 5,778,711

  Stable Value Fund                     Pooled Fund; 152,380 shares               1,788,696         1,788,696

  AIM Constellation Fund                Mutual Fund; 58,202 shares                1,466,791         1,535,362

  Templeton Foreign Fund                Mutual Fund; 191,899 shares               1,874,217         1,909,390

* MasterWorks S&P 500 Stock Fund        Mutual Fund; 116,014 shares               1,782,313         2,365,532

* LifePath 2000 Fund                    Collective Trust Fund; 5,771 shares          69,276            76,523

* LifePath 2010 Fund                    Collective Trust Fund; 14,254 shares        186,994           215,379

* LifePath 2020 Fund                    Collective Trust Fund; 14,003 shares        191,379           231,616

* LifePath 2030 Fund                    Collective Trust Fund; 13,214 shares        192,116           232,839

* LifePath 2040 Fund                    Collective Trust Fund; 22,596 shares        365,010           425,033

* Loan Fund                             Participant loans; 5.80% - 10.00%           756,305           756,305
                                                                                -----------       -----------

  Total assets held for investment purposes                                     $12,281,391       $15,315,386
                                                                                ===========       ===========


* Party in interest

                              BAY STATE GAS COMPANY
                  EMPLOYEE SAVINGS PLAN FOR OPERATING EMPLOYEES

                                                                     Schedule II
                                                                     -----------
                                   Item 27(d)
                       Schedule of Reportable Transactions

                          Year ended December 31, 1997


       Identity of party                                                                        Lease     Expense
            involved                Description of asset    Purchase price     Selling price   rental    Incurred
              (a)                           (b)                  (c)                (d)          (e)        (f)
-----------------------------------------------------------------------------------------------------------------

AIM Constellation Fund             Mutual Fund - purchase      $728,518                 -         -             -
                                                 - sale               -           319,880         -             -

Templeton Foreign Fund             Mutual Fund - purchase       649,458                 -         -             -
                                                 - sale               -           221,431         -             -

MasterWorks S&P 500 Stock Fund     Mutual Fund - purchase       936,216                 -         -             -
                                                 - sale               -           247,085         -             -

Stable Value Fund                  Pooled Fund - purchase       644,928                 -         -             -
                                                 - sale               -           576,045         -             -

Company Stock Master Trust *       Master Trust - purchase      531,905                 -         -             -
                                                 - sale               -           856,026         -             -


                                                                              Current value
       Identity of party                                        Cost of        of asset on        Net gain
            involved                Description of asset         asset       transaction date     or (loss)
              (a)                           (b)                   (g)              (h)               (i)
------------------------------------------------------------------------------------------------------------

AIM Constellation Fund             Mutual Fund - purchase      $728,518          $728,518               -
                                                 - sale         296,275           319,880          23,605

Templeton Foreign Fund             Mutual Fund - purchase       649,458           649,458               -
                                                 - sale         189,689           221,431          31,742

MasterWorks S&P 500 Stock Fund     Mutual Fund - purchase       936,216           936,216               -
                                                 - sale         184,628           247,085          62,457

Stable Value Fund                  Pooled Fund - purchase       644,298           644,928               -
                                                 - sale         576,045           576,045               -

Company Stock Master Trust *       Master Trust - purchase      531,905           531,905               -
                                                 - sale         714,804           856,026         141,222




* Party-in-interest